Exhibit 99.3

EXECUTION VERSION

Reimbursement Agreement

This REIMBURSEMENT AGREEMENT (this “Agreement”) is entered into as of July 30, 2021, by and among: (i) CO FINANCE LVS VI LLC, a Delaware limited liability company, as LC Provider (in such capacity and together with its successors and permitted assigns in such capacity, “LC Provider”), (ii) U.S. BANK, NATIONAL ASSOCIATION, as Disbursing Agent (in such capacity and together with its successors and permitted assigns in such capacity, “Disbursing Agent”), (iii) ALTER DOMUS (US) LLC, as calculation agent for LC Provider (in such capacity and together with its successors and permitted assigns in such capacity, “Calculation Agent”) and (iv) FREIGHTCAR AMERICA, INC., a Delaware corporation (“Company”).

WHEREAS, certain of the parties have previously entered into that certain Credit Agreement, dated as of October 13, 2020, by and among Company, FreightCar North America, LLC (“Borrower”), the several financial institutions or other entities from time to time parties thereto including LC Provider (the “Lenders”), the Disbursing Agent and U.S. Bank National Association, as collateral agent for the Secured Parties (as defined therein) (as amended by that certain Amendment No. 1 to Credit Agreement dated as of January 30, 2021, Amendment No. 2 to Credit Agreement dated as of May 14, 2021, and as it may be further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

WHEREAS, Company has requested, and LC Provider has obtained, a standby letter of credit (as may be amended from time to time, the “Credit”) from Wells Fargo Bank, N.A. (“Issuer”), in the principal sum of $25,000,000 (TWENTY-FIVE MILLION AND 00/100 DOLLARS) (the “Principal Amount”) for the account of Company and for the benefit of SIENA LENDING GROUP LLC (“Beneficiary”).

WHEREAS, Company has agreed to reimburse Disbursing Agent, for the account of LC Provider, in the event of any drawings under the Credit by Beneficiary.

WHEREAS, in connection with the aforementioned recitals, Company, Borrower, the Lenders, Disbursing Agent and Collateral Agent are entering into that certain Amendment No. 3 to Credit Agreement dated as of the date hereof (the Credit Agreement, as amended by Amendment No. 3, the “Amended Credit Agreement”). All capitalized undefined terms used in this Agreement shall have the meanings assigned thereto in the Amended Credit Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), Company agrees that the following terms and conditions of this Agreement shall apply to the Credit:

1. Instructions. Inquiries, communications and instructions (whether written, facsimile or in other electronic form approved by Disbursing Agent, Calculation Agent and LC Provider) regarding the Credit and this Agreement are each referred to herein as “Instructions”. Disbursing Agent’s, Calculation Agent’s and LC Provider’s records of the content of any Instruction will be conclusive, absent manifest error.

2. Company’s Reimbursement and Payment Obligations and Terms.

(a)	Payments.

(i) Company shall pay to Disbursing Agent, for the account of LC Provider, the amount of each drawing paid by Issuer to Beneficiary under the Credit one Business Day after LC Provider notifies Company and Disbursing Agent in writing of such drawing;

(ii) Company shall pay to Disbursing Agent, for the account of LC Provider, the Letter of Credit Fee (as defined below), which shall be due and payable quarterly beginning on August 2, 2021 and thereafter on each three month anniversary thereof for so long as the Credit remains outstanding. The Letter of Credit Fee shall be fully earned when paid and shall not be refundable for any reason whatsoever. Calculation Agent shall determine the Letter of Credit Fee one Business Day prior to the date it is required to be paid and shall notify Disbursing Agent and Company of such amount on such determination date;

(iii) Company shall pay to LC Provider (or, so long as CO Finance LVS VI LLC is the sole LC Provider, to OC III LVS XII LP if such LC Provider has notified Company in writing of such designation at least one Business Day prior to the date the Equity Fee is issuable) the Equity Fee (as defined below), which shall be due and issuable quarterly on the Business Day immediately succeeding the last Business Day of the applicable Measurement Period, in each case, for so long as the Credit remains outstanding; provided that, (1) the Equity Fee shall no longer be issued once the Maximum Equity has become issuable hereunder and (2) on any date on which the Equity Fee shall be issuable, Company shall, upon two Business Days’ prior written notice to each of LC Provider, Disbursing Agent and Calculation Agent, have the option of paying the Equity Fee in cash equal to $1,000,000 if (x) Company has previously issued Equity Fees in a number of shares of Common Stock equal to (I) 5.0% multiplied by (II) the total number of shares of Common Stock outstanding as of the date of this Agreement, rounded down to the nearest whole share of Common Stock, and (y) Company has at least $15,000,000 of Repayment Liquidity after giving effect to such payment; provided further, that in the case of the foregoing clause (2), in addition to such two Business Days’ prior written notice to LC Provider, Disbursing Agent and Calculation Agent of such election by Company, Company shall also certify in writing to each of Disbursing Agent and Calculation Agent that the conditions precedent set forth in this Section 2(a)(iii) to such election have been satisfied. The Equity Fee shall be fully earned on the last Business Day of the applicable Measurement Period and shall not be refundable for any reason whatsoever. For any Measurement Period, if Company has not provided two Business Days’ prior written notice to each of LC Provider, Disbursing Agent and Calculation Agent of its election to pay the Equity Fee in cash, Calculation Agent shall determine the Equity Fee on the last Business Day of such applicable Measurement Period and shall notify Disbursing Agent and Company on such determination date of the number of shares of Common Stock constituting the Equity Fee, as determined by it, to be issued to LC Provider. For any Measurement Period, if Company has provided two Business Days’ prior written notice to each of LC Provider, Disbursing Agent and Calculation Agent of its election to pay the Equity Fee in cash, the Equity Fee for such applicable Measurement Period shall be $1,000,000. For the avoidance of doubt, notwithstanding anything herein to the contrary, under no circumstances shall Company pay the Equity Fee to Disbursing Agent or Calculation Agent, and neither Disbursing Agent nor Calculation Agent shall have any obligation to receive any such Equity Fee or be deemed or designated as a designee for LC Provider in connection with any such payment of the Equity Fee;

(iv) Company shall pay to Disbursing Agent, for the account of LC Provider (or, so long as CO Finance LVS VI LLC is the sole LC Provider, to OC III LVS XII LP if such LC Provider has notified Company and Disbursing Agent in writing of such designation at least one Business Day prior to the date the Cash Fee is payable) the Cash Fee (as defined below), which shall be due and payable in cash quarterly beginning on the date that the Maximum Equity has been issued and thereafter on the Business Day immediately succeeding the last Business Day of the applicable Measurement Period for so long as the Credit remains outstanding. The Cash Fee shall be fully earned when paid and shall not be refundable for any reason whatsoever. Calculation Agent shall determine the Cash Fee on the last day of the Measurement Period and shall notify Disbursing Agent and Company of such amount on such determination date; and

(v) Company shall pay LC Provider’s, Disbursing Agent’s and Calculation Agent’s reasonable and documented out-of-pocket charges, costs and expenses (including the reasonable legal fees, charges and disbursements of external counsel for LC Provider, Disbursing Agent and Calculation Agent) incurred in connection with the protection or enforcement of LC Provider’s, Disbursing Agent’s and Calculation Agent’s rights under this Agreement.

(b)	Definitions. As used in this Agreement, in addition to the terms defined elsewhere in this Agreement, the following capitalized terms have the meanings ascribed to such terms:

(A)

“10-Day VWAP” means the volume weighted average price of the Common Stock traded on the Nasdaq Capital Market, or any other national securities exchange on which the shares of such Common Stock are then traded, for the ten (10) trading days ending on the last Business Day of the applicable Measurement Period.

(B)	“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks are authorized or required to close in New York, New York.

(C)

“Cash Fee” means a cash fee equal to $1,000,000; provided that for the avoidance of doubt, solely with respect to the quarter in which the Maximum Equity is issued (the “Final Equity Quarter”), the Cash Fee shall be equitably reduced by the value of any Equity Fee issued by Company with respect to the Final Equity Quarter.

(D)	“Common Stock” means Common Stock, par value $0.01 per share, of Company.

(E)	“Equity Fee” means a fee equal to the number of shares of Common Stock obtained by dividing (a) $1,000,000 by (b) the 10-Day VWAP.

(F)	“ISP” means, International Standby Practices 1998 (International Chamber of Commerce Publication No. 590) and any version or revision thereof accepted by Issuer for use.

(G)	“Letter of Credit Fee” means a cash fee equal to [Redacted], per annum, of the Principal Amount.

(H)

“Maximum Equity” means, as of any date of determination, the number of shares of Common Stock equal to (a) 9.99% multiplied by (b) the total number of shares of Common Stock outstanding as of the date of this Agreement, rounded down to the nearest whole share of Common Stock; provided, that in all cases Maximum Equity shall be calculated pursuant to Nasdaq Rule 5635(d) and Nasdaq’s official interpretations related thereto, it being the intention of the parties hereto that the shares of Common Stock issued pursuant to this Agreement (together with the shares of Common Stock issued pursuant to any other transaction that may be aggregated with the shares issued pursuant to this Agreement in accordance with Nasdaq rules) not constitute a “20% Issuance”, as such term is defined in Nasdaq Rule 5635(d)(1)(B), as reasonably determined in good faith by Company and LC Provider, and notified in writing to Disbursing Agent and Calculation Agent.

(I)

“Measurement Period” means (a) in the case of the first Measurement Period, the period beginning on the date of this Agreement and ending on August 5, 2021, (b) in the case of the second Measurement period, the period beginning on August 6, 2021 and ending on the three month anniversary of the date of this Agreement, and (c) in the case of each subsequent Measurement Period, the period beginning on the calendar day immediately succeeding the last Business Day of the most recently completed Measurement Period and ending on the three month anniversary thereof.

(J)

“Reimbursement Obligations” means all reimbursement and other payment obligations and liabilities of Company to Disbursing Agent, LC Provider, any designee of LC Provider provided for herein, and Calculation Agent arising under this Agreement.

(K)

“Standard Letter of Credit Practice” means, for Issuer, any domestic or foreign law or letter of credit practices applicable in the city in which the Credit was obtained or issued, and such laws and practices applicable in the city in which it has advised, obtained or issued, confirmed or negotiated such Credit, as the case may be. Such practices shall be (A) of banks that regularly issue letters of credit in the particular city, and (B) required or permitted under the ISP or UCP as chosen in the Credit.

(L)	“UCP” means, Uniform Customs and Practice for Documentary Credits 2007 Revision, International Chamber of Commerce Publication No. 600 and any version or revision thereof accepted by Issuer for use.

(c)

Computations and Construction. All computations of the Letter of Credit Fee and the Cash Fee shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. Each determination by the Calculation Agent of the Letter of Credit Fee, the Equity Fee and the Cash Fee shall be conclusive and binding for all purposes, absent manifest error. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

(d)	Payments Generally; No Withholding. All reimbursements and payments required to be made in cash hereunder shall be made to Disbursing Agent, for the account of LC Provider or so long as CO Finance LVS VI LLC is the sole LC Provider, OC III LVS XII LP, as the case may be, free and clear of and without deduction for any present or future Taxes, counterclaim, defense, recoupment or set-off. If at any time there exists more than one LC Provider under this Agreement, payments of each LC Provider’s share of any fees described in Section 2(a) above shall be made to each such LC Provider in accordance with each such LC Provider’s pro rata share of the Loans then outstanding on the applicable payment date. All payments of the Equity Fee shall be made to LC Provider or its designee, as the case may be, free and clear of and without deduction for any present or future Taxes, counterclaim, defense, recoupment or set-off. All cash payments shall be made by Company to Disbursing Agent at the Payment Office prior to 1:00 p.m. on the date specified herein. Any payment made by Company hereunder that is received by Disbursing Agent after 1:00 p.m. on any Business Day shall be deemed to have been received on the next succeeding Business Day and such fee, together with interest on the overdue amount at the rate set forth in Section 2.11(c) of the Amended Credit Agreement, shall continue to accrue. Disbursing Agent shall distribute cash payments to LC Provider or so long as CO Finance LVS VI LLC is the sole LC Provider, OC III LVS XII LP, as the case may be, by wire transfer promptly upon receipt in like funds as received. If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be reflected in computing cash fees hereunder. Company shall pay all withholding, stamp and other Taxes imposed by any taxing authority in any jurisdiction on reimbursement or payment under this Agreement, and shall indemnify Disbursing Agent and LC Provider against all liabilities, costs, claims and expenses resulting from Disbursing Agent or LC Provider having to pay or from any omission to pay or delay in paying any Tax (other than Excluded Taxes).

(e)

Obligations Absolute. Company’s Reimbursement Obligations under this Section 2 are absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever, including, without limitation: (i) any lack of validity, enforceability or legal effect of the Credit or any amendment thereto, this Agreement, any other Loan Document or any term or provision therein or herein; (ii) any payment against presentation of any draft, demand or claim for payment under the Credit or other document (including by electronic transmission such as SWIFT, electronic mail, facsimile, computer generated telecommunication) presented for purposes of drawing under the Credit (individually, a “Drawing Document” and collectively, the “Drawing Documents”) that does not comply with the terms of the Credit or which proves to be fraudulent, forged or invalid in any respect or any statement therein being untrue or inaccurate in any respect, or which is signed, issued or presented by a Person or a transferee of such Person purporting to be a successor or transferee of the beneficiary of the Credit; (iii) Disbursing Agent, Calculation Agent or LC Provider acting based upon an Instruction that it in good faith believes to have been given by a Person authorized to give such Instructions; (iv) any errors, omissions, interruptions or delays in transmission or delivery of any message, advice or document (regardless of how sent or transmitted) or for errors in interpretation of technical terms or in translation; (v) any delay in giving or failing to give notice (irrespective of whether or if notice is required); (vi) Issuer or any correspondent honoring a drawing against a Drawing Document up to the amount available under the Credit if such Drawing Document claims an amount in excess of the amount available under the Credit; (vii) any breach of contract between the Beneficiary and Company or any of the parties to the underlying transaction; (viii) the existence of any claim, set-off, defense or other right that Company or any other Person may have at any time against the Beneficiary or transferee beneficiary, any assignee of proceeds, LC Provider or any other Person; (ix) honor of a presentation after the expiration date of the Credit notwithstanding that a presentation was made prior to such expiration date; (x) honor of a presentation that is subsequently determined by Issuer to have been made in violation of international, federal, state or local restrictions on the transaction of business with certain prohibited Persons; (xi) Issuer acting or failing to act as required or permitted under Standard Letter of Credit Practice applicable to where it has issued, confirmed, advised or negotiated the Credit, as the case may be; or (xii) any other event, circumstance or conduct whatsoever, whether or not similar to any of the foregoing that might, but for this Section, constitute a legal or equitable defense to or discharge of, or provide a right of set-off against, the Reimbursement Obligations, whether against Issuer, LC Provider, the Beneficiary or any other Person; provided, however, that subject to Section 4(b) below, the foregoing shall not release LC Provider from such liability to Company as may be judicially determined in a final, non-appealable judgment by a court of competent jurisdiction against LC Provider following reimbursement and/or payment of the Reimbursement Obligations. For the purpose of clarity, subject to the proviso at the end of the preceding sentence, neither LC Provider nor any other Indemnitee shall be responsible for, nor shall any of LC Provider’s rights and remedies under, in connection with or arising out of this Agreement or the Credit (or pre-advice) shall be impaired by any of the circumstances described in this Section 2(d).

3. Company’s Responsibility. Company is responsible for the final text of the Credit as obtained by LC Provider, irrespective of any assistance LC Provider may provide such as drafting or recommending text or by LC Provider’s use or refusal to use text submitted by Company. Company understands that the final form of the Credit may be subject to such revisions and changes to the Credit language consistent with Issuer’s customary practices for letter of credit issuance as are deemed necessary or appropriate by Issuer and Company hereby consents to such revisions and changes. Company is solely responsible for the suitability of the Credit for Company’s purposes. Company will examine the copy of the Credit and any other documents sent by LC Provider in connection with the Credit and shall promptly notify LC Provider (not later than three (3) Business Days following Company’s receipt of documents from LC Provider) of any discrepancy in any document under any presentment or other irregularity. To the extent commercially reasonable and in accordance with applicable law and Standard Letter of Credit Practice, LC Provider will assist Company in correcting the Credit for any irregularity. Company understands and agrees that LC Provider is not required to request that Issuer extend the expiration date of the Credit for any reason.

4. Indemnification; Limitation of Liability.

(a)

Indemnification. (i) Company agrees to indemnify and hold harmless Disbursing Agent, Calculation Agent and LC Provider, and each Related Party of any of the foregoing Persons (each such Person being an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs (including settlement costs and the costs of enforcing this indemnity), disbursements and out-of-pocket fees and expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), joint or several, of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted or awarded against any Indemnitee (“Costs”), in any way relating to or arising out of or in connection with or by reason of: (i) the Credit or any pre-advice of the Credit issuance; (ii) any transfer, sale, delivery, surrender or endorsement (or lack thereof) of any Drawing Document at any time(s) held by any Indemnitee in connection with the Credit; (iii) any action or proceeding arising out of, or in connection with, the Credit or this Agreement (whether administrative, judicial or in connection with arbitration), including any action or proceeding to compel or restrain any presentation or payment under the Credit, or for the wrongful dishonor of, or honoring a presentation under, the Credit; (iv) any independent undertakings obtained or issued by the Beneficiary of the Credit; (v) any unauthorized Instruction or error, omission, interruption, delay whether transmitted by mail, courier, computer, electronic transmission, SWIFT, any other telecommunication including communications through a correspondent; (vi) an adviser, confirmer or other nominated person seeking to be reimbursed, indemnified or compensated; (vii) any third party seeking to enforce the rights of Company, a beneficiary, nominated person, transferee, assignee of Credit proceeds or holder of an instrument or document; (viii) fraud, forgery or illegal action of parties other than the Indemnitee; (ix) any prohibition on payment or delay in payment of any amount payable by Issuer or LC Provider to the appropriate party of with respect to the Credit arising out of Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions; or (x) the acts or omissions, whether rightful or wrongful, of any present or future de jure or de facto governmental or regulatory authority or cause or event beyond the control of such Indemnified Person; provided, however, that such indemnity shall not be available to any Person claiming indemnification under clauses (i) through (x) above to the extent that such Costs (1) are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted directly from the gross negligence or willful misconduct of the Indemnitee claiming indemnity or (2) arise out of any dispute solely among Indemnitees (other than any claims against an Indemnitee in its capacity or in fulfilling its role as an agent or any similar role hereunder or under any other Loan Document, and any claims arising out of any act or omission of Company). All amounts due under this Section 4(a) shall be payable promptly upon demand therefor. If and to the extent that the obligations of Company under this Section are unenforceable for any reason, Company agrees to make the maximum contribution to the Costs permissible under applicable law. This indemnity provision shall survive termination of this Agreement and the Credit. This Section 4(a) shall not apply with respect to Taxes, other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.

(ii) To the extent that Company for any reason fails to indefeasibly indemnify Disbursing Agent or Calculation Agent or pay any amount required under Section 2(a)(v), Section 4(a)(i) and Section 8 to be paid by it to Disbursing Agent or Calculation Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, LC Provider agrees to indemnify Disbursing Agent and Calculation Agent from and against any all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature, including, without limitation, the fees and expenses of its agents and attorneys, whatsoever which may be imposed on, incurred by or asserted against Disbursing Agent or Calculation Agent in performing their respective duties hereunder, or in any way relating to or arising out of this Agreement or any other Loan Document and pay to Disbursing Agent or Calculation Agent or any such sub-agent or such Related Party; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against Disbursing Agent or Calculation Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for Disbursing Agent or Calculation Agent (or any such sub-agent) in connection with such capacity. For the avoidance of doubt, if at any time there exists more than one LC Provider under this Agreement, the obligations of the LC Provider under this Section 4(a)(ii) shall be deemed to be obligations of each LC Provider ratable to each LC Provider’s pro rata share of the Loans and such obligations of each LC Provider being several and not joint.

(b)

No Liability. No LC Provider (or any other Indemnitee) shall have any liability under, in connection with and/or arising out of this Agreement or the Credit (or pre-advice), regardless of the form or legal grounds of the action or proceeding, with respect to damages suffered by Company that are caused directly by Issuer’s negligence in (i) honoring a presentation under the Credit that on its face does not at least substantially comply with the terms and conditions of the Credit, (ii) failing to honor a presentation under the Credit that strictly complies with the terms and conditions of the Credit or (iii) retaining Drawing Documents presented under the Credit.

(c)

No Punitive Damages. Notwithstanding anything to the contrary in this Agreement, none of Disbursing Agent, Calculation Agent, LC Provider nor any other Indemnitee shall, under any circumstances whatsoever, be liable in contract, tort or otherwise for any punitive, exemplary, consequential, indirect or special damages or losses of any nature whatsoever regardless of whether or not Disbursing Agent, Calculation Agent, LC Provider or any other Indemnitee shall have been advised of the possibility thereof or the form of action in which such damages or losses may be claimed. Company shall take action to avoid and mitigate the amount of any damages claimed against Disbursing Agent, Calculation Agent, LC Provider or any other Indemnitee, including by enforcing its rights in the underlying transaction. Nothing herein shall limit or impair any indemnification obligation of the Company pursuant to Section 4(a) above.

5. Representations and Warranties. Company hereby represents and warrants as of the date hereof, as follows: (a) it has the organizational power and authority to make, deliver and perform this Agreement, (b) it has taken all necessary organizational or other action to authorize the execution, delivery and performance of this Agreement, (c) this Agreement has been duly executed and delivered on behalf of Company, (d) this Agreement constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, regardless of whether considered in a proceeding in equity or at law, (e) Company’s execution, delivery and performance of this Agreement and the payment of all sums payable hereunder (i) do not require any consent, exemption, authorization or approval of, registration or filing with, or any other action by, any Governmental Authority, except (A) such as have been obtained or made and are in full force and effect, (B) filings necessary to perfect or maintain the perfection or priority of the Liens created by the Security Documents and (C) consents, approvals, exemptions, authorizations, registrations, filings, permits or actions the failure of which to obtain or perform could not reasonably be expected to have a Material Adverse Effect, (ii) will not violate the Organizational Documents of Company, (iii) will not violate or result in a default or require any consent or approval under any indenture, instrument, agreement, or other document binding upon any Company or its property or to which Company or its property is subject, or give rise to a right thereunder to require any payment to be made by Company, except for violations, defaults or the creation of such rights that could not reasonably be expected to have a Material Adverse Effect, (iv) will not violate any Requirement of Law that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect and (v) will not result in the creation or imposition of any Lien on any property of Company, except Liens created by the Security Documents, (f) each of the representations and warranties made by Company in or pursuant to the Loan Documents is true and correct in all material respects on and as of the date hereof with the same effect as though made on and as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties are true and correct in all material respects as of such earlier date); provided that any representation and warranty qualified by “materiality”, “Material Adverse Effect” or similar language is true and correct (after giving effect to any qualification therein) in all respects, (g) as of the date hereof, it has no defenses, setoffs, rights of recoupment, counterclaims or claims of any nature whatsoever with respect to this Agreement, the other Loan Documents or the Reimbursement Obligations due hereunder or thereunder, and to the extent any such defenses, setoffs, rights of recoupment, counterclaims or claims may exist on or prior to the date hereof, the same are hereby expressly waived, released and discharged, and (h) no Default or Event of Default has occurred and is continuing as of the date hereof or after giving effect hereto.

6. Covenants. Company hereby agrees and covenants to do the following: (a) comply with all federal, state and foreign laws, treaties, rules and regulations of any Governmental Authority constituting Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions or foreign exchange control or currency reporting laws or regulations now or hereafter applicable to Company, this Agreement or to any transactions or payments under or in connection with the Credit; (b) not, directly or indirectly, use or facilitate the use by any other Person of the Credit (i) to fund any activities or business of, or with, any Sanctioned Person or (ii) that would in any manner cause Issuer or LC Provider to be in breach of any Sanction; (c) not pay amounts to Disbursing Agent or LC Provider (or its designee) hereunder with proceeds derived from any transaction that would be prohibited by Sanctions or would otherwise cause Disbursing Agent and/or LC Provider (or its designee) to be in breach of any Sanction; (d) maintain financial records in accordance with the Amended Credit Agreement; (e) deliver to Disbursing Agent, Calculation Agent or LC Provider such other information (financial or otherwise) as Disbursing Agent, Calculation Agent or LC Provider may from time to time reasonably request related to Company, this Agreement or the Credit or the transactions related hereto and (f) at Company’s cost and expense, execute and deliver to Disbursing Agent, Calculation Agent or LC Provider such additional certificates, instruments and/or documents and take such additional action as Disbursing Agent, Calculation Agent or LC Provider may reasonably request to enable Disbursing Agent, Calculation Agent and LC Provider to (i) protect, exercise and/or enforce Disbursing Agent’s, Calculation Agent’s and LC Provider’s rights and interests under this Agreement and (ii) give effect to the terms and provisions of this Agreement.

7. Remedies. Upon the occurrence and during the continuance of any Event of Default: (a) on the Business Day following the date on which Company receives written notice from Disbursing Agent (at the written direction of LC Provider or, if there is more than one LC Provider, at the written direction of all LC Providers) or LC Provider demanding deposit of cash collateral, Company will deposit into an account established and maintained with a financial institution acceptable to LC Provider (“Collateral Account”) an amount in cash equal to 103% of the undrawn amount and any amounts drawn but not reimbursed of the Credit on such date and shall execute such other agreements in form and substance satisfactory to LC Provider; provided that the obligation to deposit such cash collateral will become effective immediately, without any demand or notice of any kind, upon the occurrence of an Event of Default under Section 7.01(f) or 7.01(g) of the Amended Credit Agreement. Company does hereby grant to LC Provider, as collateral security for the Reimbursement Obligations and performance by Company of all the terms, covenants and agreements to be performed under this Agreement, a security interest in all of the Company’s right, title and interest in, to and under, whether now or hereafter existing or arising, any such Collateral Account and all amounts on deposit therein, together with all proceeds thereof. LC Provider may assign such security interest to a collateral agent (which may or may not be the Collateral Agent) at any time.

8. Calculation Agent. LC Provider hereby designates and appoints Alter Domus (US) LLC to act as Calculation Agent for LC Provider under this Agreement, and Alter Domus (US) LLC hereby accepts such appointment subject to the terms hereof. LC Provider hereby irrevocably authorizes Calculation Agent in such capacity, through its agents or employees, to calculate the fees hereunder. Concurrently herewith, LC Provider directs Calculation Agent, and Calculation Agent is authorized, to enter into this Agreement and any other related agreements in the forms presented to Calculation Agent. Calculation Agent shall be entitled to the benefit of all provisions of the Amended Credit Agreement relating to the conduct of, affecting the liability of, or affording protection to, an Agent, including without limitation any exculpatory rights and immunities as set forth in the Amended Credit Agreement, which shall apply mutatis mutandis to this Agreement. As compensation for its services, Calculation Agent shall be paid such fees as are set forth in a separate fee agreement between Company and Calculation Agent.

Calculation Agent may resign and be discharged from its duties hereunder at any time by giving at least thirty (30) days’ prior written notice of such resignation to Company, LC Provider and Disbursing Agent specifying when such resignation shall take effect. Upon such notice of resignation or removal, LC Provider (in consultation with Company) shall appoint a successor calculation agent, and LC Provider shall provide written notice of such successor calculation agent to the outgoing Calculation Agent and Disbursing Agent. Such successor calculation agent shall become the calculation agent hereunder upon the resignation or removal date specified in such notice and Company and LC Provider shall cause such successor calculation agent to assume the obligations of Calculation Agent hereunder. If no successor calculation agent is appointed within thirty (30) days after such notice, Calculation Agent may, in its sole discretion, apply to a court of competent jurisdiction for the appointment of a successor calculation agent or for other appropriate relief. The reasonable and documented out-of-pocket costs and expenses (including its reasonable attorneys’ fees and expenses) incurred by Calculation Agent in connection with such court proceeding shall be paid by Company. Upon its resignation as set forth in this Section 8, Calculation Agent shall be discharged from any and all further obligations arising in connection with this Agreement.

9. Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York without regard to its conflict of law principles other than New York General Obligations Law 5-1401 and 5-1402, including the Uniform Commercial Code as in effect from time to time in such Jurisdiction, but excluding any choice of law rules that would apply the law of a different jurisdiction.

10. Submission to Jurisdiction; Waivers. Company hereby irrevocably and unconditionally (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents (whether arising in contract, tort or otherwise) to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York sitting in the County of New York, the courts of the United States for the Southern District of New York sitting in the County of New York, and appellate courts from any thereof; (b) agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York state court or, to the fullest extent permitted by applicable Requirements of Law, in such federal court; (c) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and that nothing in this Agreement or any other Loan Document shall affect any right that Disbursing Agent, Calculation Agent or LC Provider may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against it or any of its assets in the courts of any jurisdiction; (d) waives, to the fullest extent permitted by applicable Requirements of Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in clause (a) above (and irrevocably waives to the fullest extent permitted by applicable Requirements of Law the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court); (e) consents to service of process in the manner provided in Section 13 (and agrees that nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable Requirements of Law); and (f) agrees that service of process as provided in Section 13 is sufficient to confer personal jurisdiction over the applicable party in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect.

11. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE REQUIREMENTS OF LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT, BREACH OF DUTY, COMMON LAW, STATUTE OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. EACH PARTY HERETO FURTHER REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

12. Bankruptcy and Forfeiture Reinstatement. If any consideration transferred to Disbursing Agent, Calculation Agent or LC Provider (or its designee) in payment of, or as collateral for, or in satisfaction of the Reimbursement Obligations, shall be voided in whole or in part as a result of (a) a subsequent bankruptcy or insolvency proceeding; (b) any forfeiture or seizure action or remedy; (c) any fraudulent transfer or preference action or remedy; or (d) any other civil, criminal or equitable proceeding or remedy, then Disbursing Agent’s, Calculation Agent’s or LC Provider’s (or its designee’s) claim to recover the voided consideration shall be a new and independent claim arising under this Agreement and shall be due and payable immediately by Company.

13. Notices. All notices, requests and demands to or upon any of the parties hereto shall be effected in the manner provided for in Section 9.02 of the Amended Credit Agreement; provided that notices, requests and demands to or upon Calculation Agent shall be sent to the address set forth on Calculation Agent’s signature page hereto.

14. Waiver and Amendments. No modification, amendment or waiver of, or consent to any departure by Company from, any provision of this Agreement will be effective unless made in a writing signed by Company, Disbursing Agent, Calculation Agent and LC Provider, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Disbursing Agent’s, Calculation Agent’s and LC Provider’s consent to any amendment, waiver or modification does not mean that Disbursing Agent, Calculation Agent and/or LC Provider, as applicable, will consent or has consented to any other or subsequent Instruction to amend, modify or waive a term of this Agreement or the Credit. No delay by Disbursing Agent, Calculation Agent or LC Provider in exercising any of its rights or remedies shall operate as a waiver, nor shall any single or partial waiver of any right or remedy preclude any other further exercise of that right or remedy, or the exercise of any other right or remedy.

15. Successors and Assigns. This Agreement will be binding on Company’s heirs, executors, administrators, legal representatives, successors and permitted assigns, and shall inure to the benefit of Disbursing Agent’s, Calculation Agent’s and LC Provider’s successors and permitted assigns. CO FINANCE LVS VI LLC, as the initial LC Provider, may only assign this Agreement and its rights to reimbursement regarding the Credit, in whole but not in part, to OC III LVS XII LP in connection with a simultaneous assignment of all of its Loans to OC III LVS XII LP under the Amended Credit Agreement. Thereafter, OC III LVS XII LP may assign this Agreement and its rights to reimbursement regarding the Credit, in whole or in part, only in connection with a simultaneous assignment of a ratable portion of its Loans under the Amended Credit Agreement. Company may not assign or transfer any of its interests, rights or remedies related to this Agreement or any Credit, in whole or in part, without the prior written consent of LC Provider.

16. Severability. Whenever possible, each provision of the Agreement shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision of the Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or any remaining provisions of this Agreement.

17. Entire Agreement; Loan Document. This Agreement, together with any other agreement, document or instrument referred to herein, constitute the final, exclusive and entire agreement and understanding of, and supersede all prior or contemporaneous, oral or written, agreements, understandings, representations and negotiations between, the parties relating to the subject matter of this Agreement. This Agreement is a Loan Document.

18. Continuing Agreement. This Agreement is a continuing agreement and may not be terminated by Company except upon (a) thirty (30) days’ prior written notice of such termination by Company to LC Provider at the address set forth in the Amended Credit Agreement, (b) reimbursement and/or payment of all Reimbursement Obligations, and (c) the expiration or cancellation of the Credit.

19. Execution in Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic imaging means), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Any signatures delivered by a party hereto by facsimile transmission or by e-mail transmission shall be deemed an original signature hereto.

20. Disbursing Agent. Disbursing Agent shall be afforded all of the rights, protections, immunities and indemnities afforded to it under the Amended Credit Agreement as if set forth fully herein. Neither Disbursing Agent nor any of its directors, officers, employees, agents or affiliates shall be responsible for nor have any duty to monitor the performance or any action of Company, LC Provider, Calculation Agent, or any of their directors, members, officers, agents, affiliates or employees, nor shall it have any liability in connection with the malfeasance or nonfeasance by such party. Disbursing Agent may assume performance by all such Persons of their respective obligations. Disbursing Agent shall have no enforcement or notification obligations relating to breaches of representations or warranties of any other Person.

[End of text; signature pages to follow]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:

FREIGHTCAR AMERICA, INC.

By:	/s/ Terence R. Rogers
Name:	Terence R. Rogers
Title:	Chief Financial Officer and Secretary

SIGNATURE PAGE TO REIMBURSEMENT AGREEMENT]

LC PROVIDER:

CO FINANCE LVS VI LLC

By:	/s/ Geoff Jones
Name:	Geoff Jones
Title:	Authorized Person

SIGNATURE PAGE TO REIMBURSEMENT AGREEMENT]

DISBURSING AGENT:

U.S. BANK NATIONAL ASSOCIATION, solely in its capacity as Disbursing Agent and not in its individual capacity

By:	/s/ Crystal Crudup-Burt
Name:	Crystal Crudup-Burt
Title:	Vice President

SIGNATURE PAGE TO REIMBURSEMENT AGREEMENT]

CALCULATION AGENT:

ALTER DOMUS (US) LLC, solely in its capacity as Calculation Agent and not in its individual capacity

By:	/s/ Winnalynn N. Kantaris
Name:	Winnalynn N. Kantaris
Title:	Associate General Counsel

Address for Notices:

Alter Domus (US) LLC

225 W. Washington Street, 9th Floor

Chicago, Illinois 60606

Attention: Legal Department and Rick Ledenbach Facsimile No. (312) 376-0751

Telephone No. (312) 564-5100

Email: rick.ledenbach@alterdomus.com and legal@alterdomus.com)

With a copy (which does not constitute notice) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

Attention: Gregg Bateman

Facsimile No. (212) 480-8421

Telephone No. (212) 574-1436

Email: bateman@sewkis.com

SIGNATURE PAGE TO REIMBURSEMENT AGREEMENT]